August 19, 2014

William H. Thompson
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	South Jersey Gas Company
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 28, 2014
File No. 0-22211

Dear Mr. Thompson:

We are in receipt of your letter dated August 7, 2014 to Stephen H. Clark, Chief Financial Officer, of South Jersey Gas Company (the “Company).  For your convenience, we have included the comment of the Staff below:

Form 10-K for Fiscal Year Ended December 31, 2013

Item 15.  Exhibits and Financial Statements Schedule, page 71

1.            We note that you filed three Registration Statements on Form S-3 and have not removed from registration by means of post-effective amendments any registered securities which remained unsold at the termination of the offerings.  Please tell us whether any of the offerings were terminated with any of the securities remaining unsold.  If so, please tell us why you have not filed:  (i) the auditor’s consent required by Item 601(b)(23); and (ii) any post-effective amendment removing from registration the securities remaining unsold at the termination of the offerings.

Response:

As we discussed with Mr. Tony Watson of the Staff, except with respect to the registration statement referred to below, all of the securities registered on the Company’s Registration Statements on Form S-3 referred to in your letter were sold.

The Company did not sell all of the securities registered on its Registration Statement on Form S-3 (File No. 333-126822) (the “Registration Statement”), which was filed on July 22, 2005.  The Company will file a post-effective amendment to the Registration Statement withdrawing from registration all of the securities registered by the Registration Statement which remained unsold.

As discussed with Mr. Watson, the securities covered by the Registration Statement were offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933.  Pursuant to Rule 415(a)(5), subject to a grace period not applicable to the Registration Statement, securities registered on such a basis under Rule 415 may not be offered or sold more than three years after the effective date of the registration statement.  The effective date of the Registration Statement was September 1, 2005.  As such, the Company was not permitted to (and did not) offer or sell any securities pursuant to the Registration Statement after the three-year anniversary of the effective date.  Accordingly, the Staff has agreed that amending the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 to file an auditor’s consent as an exhibit to such Annual Report, whereby the auditor would consent to have its report covering the Company’s financial statements for fiscal 2013 incorporated by reference into the Registration Statement, which was no longer being used or permitted to be used pursuant to Rule 415(a)(5), is not necessary.

The Company acknowledges that:

—	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

—	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please contact me at 609-561-9000.

Sincerely,

/s/ Stephen H. Clark

Stephen H. Clark
Chief Financial Officer